UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-11071
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERIGAS PROPANE, INC. SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UGI CORPORATION
460 NORTH GULPH ROAD
KING OF PRUSSIA, PENNSYLVANIA 19406

AMERIGAS PROPANE, INC.
SAVINGS PLAN
FINANCIAL STATEMENTS & SUPPLEMENTAL SCHEDULE
for the years ended December 31, 2010 and 2009

AMERIGAS PROPANE, INC.
SAVINGS PLAN
All other schedules to be filed with the Department of Labor in accordance with the Employee Retirement Income Security Act of 1974 are not applicable and have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of
AmeriGas Propane, Inc. Savings Plan
We have audited the accompanying statements of net assets available for benefits of AmeriGas Propane, Inc. Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AmeriGas Propane, Inc. Savings Plan as of December 31, 2010 and 2009, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 22, 2011

AMERIGAS PROPANE, INC.
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009

ASSETS:

Investments (Note 3 and 5)	$230,120,452	$206,065,895

Notes receivable from participants	6,531,003	5,876,015

Total assets	236,651,455	211,941,910

LIABILITIES:
Accrued administrative expenses	24,242	24,618

Total liabilities	24,242	24,618

Net assets available for benefits at fair value	236,627,213	211,917,292

Adjustments from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(896,028)	(469,369)

Net assets available for benefits	$235,731,185	$211,447,923

See accompanying notes to financial statements.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2010	2009

Additions:
Participants’ contributions	$12,633,680	$12,362,205
Company contributions	8,182,258	8,247,338
Participants’ rollover contributions	657,308	445,660
Investment income:
Dividends and interest	4,313,949	3,928,040
Net appreciation in value of investments	22,445,316	27,639,884
Net transfers of participants’ balances	237,116	—
Interest on notes receivable from participants	326,112	352,982

Deductions:
Distributions to participants	(24,342,365)	(15,757,265)
Administrative fees	(170,112)	(160,179)
Net transfers of participants’ balances	—	(130,754)

Net increase	24,283,262	36,927,911

Net assets available for benefits — beginning of year	211,447,923	174,520,012

Net assets available for benefits — end of year	$235,731,185	$211,447,923

See accompanying notes to financial statements.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
The following brief description of the AmeriGas Propane, Inc. Savings Plan (“the Plan”) provides general information on the provisions of the Plan in effect on December 31, 2010 and during the periods covered by the financial statements. More complete information is included in the Plan document.
General. The Plan is a defined contribution plan covering employees of AmeriGas Propane, Inc. (“the Company”), a Pennsylvania corporation. Employees are eligible upon hire to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the Company’s Benefits Committee (“Plan Administrator”) whose members are appointed by the President of the Company and subject to approval by the Compensation/Pension Committee of the Company’s Board of Directors. The Plan also holds assets of certain defined contribution pension plans that were terminated in prior years and were merged into the Plan. Such assets include what is referred to as the “Pension Account” and “Predecessor Pension Rollover Account” and do not impact the general provisions of the Plan.
Contributions. Generally, a participant may elect to contribute to the Plan on a before-tax basis through payroll reduction an amount equal to from 1% to 50%, in whole percentages, of eligible compensation. Highly compensated employees of the Company, as defined by the Internal Revenue Code (“IRC”), are limited to contributing a maximum of 6% of their compensation. Calendar year contribution amounts are subject to limits prescribed by the IRC. For both the 2010 and 2009 Plan Years, the IRC before-tax contribution limit was $16,500. A participant may increase, reduce or suspend his or her contributions at any time by contacting Fidelity Institutional Retirement Services Co. (“FIRSCO”).
The Plan allows for “catch-up contributions.” The catch-up contribution provision allows certain employees to make before-tax contributions over and above the IRC and Plan limits. In order to be eligible to make catch-up contributions, employees must be at least 50 years of age before the end of the calendar year and must be contributing the IRC or Plan limit. The maximum catch-up contribution for both the 2010 and 2009 Plan Years was $5,500. Catch-up contributions are not eligible for the Company matching contribution (as described below).
The Plan also accepts on behalf of any employee (i) the entire amount of cash received as a distribution from another qualified trust forming part of a plan described in Section 401(a) of the IRC or from a “rollover” individual retirement plan described in Section 408 of the IRC, but only if the deposit qualifies as a tax free rollover as defined in section 402 or (ii) a direct transfer from another plan qualified under Section 401(a) of the IRC. The Plan accepts after-tax rollover contributions. The Plan does not accept before-tax rollover contributions from a Roth 401(k) account defined in Section 402A(e)(1) of the IRC or a Roth IRA defined in Section 408(A) of the IRC.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Generally the Company shall contribute to the Plan an amount equal to 100% of contributions made by each eligible participant for each payroll period up to a total of 5% of the participant’s eligible compensation for each such payroll period. A participant will be eligible to receive matching contributions after he or she has completed a year of service as defined in the Plan document.
The Company, at its discretion, may also make profit-sharing contributions for each Plan year, out of its net profits, as shall be determined by its Board of Directors, in its sole discretion, to all eligible participants. No such amounts were contributed to the Plan in respect of the 2010 Plan Year or the 2009 Plan Year.
All contributions are invested in accordance with participant investment elections in effect on the dates of the contributions.
A participant will at all times be fully (100%) vested in the portion of his or her account attributable to the following sources: (i) Predecessor Account; (ii) Predecessor Pension Rollover Account; (iii) Rollover/Dollar Builder Account; (iv) Rollover ESOP Account; (v) Salary Deferral Account; (vi) Voluntary Participant Contribution Account; (vii) After-Tax Rollover Account; (viii) All Star Match Account; and (ix) the All Star Rollover Account, each as defined in the Plan document. A participant is vested in the portion of his or her account attributable to Company contributions as follows: 25% after two years of service; 50% after three years of service; 75% after four years of service; and 100% after five years of service. In addition, a participant is fully vested in the portion of his or her account attributable to Company contributions upon the attainment of normal retirement age (as defined in the Plan document), the attainment of early retirement age (as defined in the Plan document), total disability (as defined in the Plan document) or death while in the employ of the Company or an affiliated company. For Plan purposes, a participant will attain normal retirement age on the later of his or her 65th birthday or the fifth anniversary of his or her date of hire with the Company or an affiliate. A participant will attain early retirement age on or after his or her attainment of age 55 and the completion of 10 years of service with the Company or an affiliate.
A participant who terminates employment before he or she is fully vested will forfeit nonvested amounts attributable to Company contributions. These forfeited amounts remain in the Plan and are available to reduce future Company contributions. For the 2010 Plan Year, forfeitures of $288,463 were used to reduce Company contributions. During the 2009 Plan Year, no forfeitures were used to reduce Company contributions. During the 2010 Plan Year and 2009 Plan Year, $316,422 and $206,559, respectively, were forfeited from participant accounts. As of December 31, 2010 and 2009, there were $313,589 and $285,202, respectively, of forfeitures remaining in the Plan.
Investment Funds. A participant may elect to have his or her funds invested in one or more investment options. The Plan currently offers investments in selected mutual funds, the UGI Common Stock fund, a common collective trust fund and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies. Generally, participants may transfer amounts between options at any time with no limit, except for the Brokerage Link option, where they are limited to investing up to 90% of their contributions with Brokerage link and the remaining 10% must be invested in one of the plan’s other fund options. Participants may change their investment elections for future contributions at any time. The default investment fund under the Plan is the age appropriate Vanguard Target Retirement Fund (based on an assumed retirement age of 65). Fidelity Management Trust Company is the Plan’s Trustee for all investment assets of the Plan and qualifies as a party in interest. References to “Fidelity” in the table of trust investments below refer to investment funds managed by Fidelity Management & Research Company (“FMR”). References to “Vanguard” in the table of trust investments (Note 3) refer to investment funds managed by The Vanguard Group.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Distributions. The Plan benefit of a participant who terminates employment as a result of retirement, death or total disability, as defined by the Plan document, shall be equal to the proceeds of liquidation of 100% of the balance of his or her account. Participants may elect to receive their interest in the UGI Common Stock Fund in the form of shares of UGI Corporation Common Stock. The Plan benefit of a participant who terminates employment for reasons other than retirement, death or total disability shall be equal to the proceeds of liquidation of the vested portion of his or her account.
Distributions will generally be made in the form of a lump sum. If the value of a participant’s account exceeds $1,000 and the participant is married, the participant’s Pension Account and Predecessor Pension Rollover Account may be distributed in the form of a joint and survivor annuity. Under a joint and survivor annuity, the participant will receive a monthly benefit for his or her lifetime and upon the participant’s death, the participant’s surviving spouse, if any, will receive a monthly benefit equal to 50% of the benefit the participant was receiving. If the value of the participant’s account exceeds $1,000 and the participant is not married, the participant’s Pension Account and Predecessor Pension Rollover Account may be distributed in the form of a single life annuity. In lieu of a joint and survivor annuity or a single life annuity, a participant may generally elect to receive his or her Pension Account and Predecessor Pension Rollover Account in the form of (i) a lump sum; (ii) a single life annuity; (iii) a joint and survivor annuity with 50% or 100% of the participant’s monthly payments continuing, after the participant’s death, for the life of the participant’s beneficiary; or (iv) installments over 5 or 10 years, as elected by the participant. Any such election will be subject to spousal consent, if applicable.
Where the amount to be distributed exceeds $1,000, no distribution shall be made to any Plan participant prior to his or her normal retirement age or age 70 1/2, unless the participant elects to receive such distribution. Where the amount to be distributed does not exceed $1,000 a Plan participant’s benefit will be distributed in the month of May of the Plan Year after the participant becomes entitled to receive a distribution from the Plan.
Distributions must generally be made as soon as practicable after the participant reaches the normal retirement age but no later than April 1 of the Plan Year that follows the Plan Year in which the participant reaches age 70 1/2. A participant who continues to work past age 70 1/2 will receive a distribution upon termination of employment.
Death. If a participant dies prior to receiving a distribution of his or her account, the participant’s designated beneficiary shall be entitled to receive a lump-sum distribution of the proceeds of liquidation of 100% of the vested portion of his or her account. Generally, the beneficiary may request a distribution of the participant’s account balance as soon as practicable following the date of the participant’s death. The beneficiary of a participant who is married at the time of the participant’s death will be the participant’s spouse, unless the participant designated another beneficiary and the spouse consented to such designation in accordance with procedures specified by the Plan document.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Death benefits are generally paid in the form of a lump sum. Death benefits payable to a spouse from the Pension Account and the Predecessor Pension Rollover Account are paid in the form of a single life annuity unless the spouse elects a lump sum distribution.
Withdrawals. Generally, a participant may withdraw at any time up to 100% of the balance of his or her account attributable to after-tax contributions which were previously permitted by the Plan. However, the withdrawal must be in an amount of at least $500. No more than one such withdrawal is permitted in any calendar year. Active employees who reach age 59 1/2 can elect, once a year, an in-service withdrawal the lesser of $1,000 or 100% of the account balance.
A participant may withdraw once per calendar year up to 100% of amounts attributable to participation in certain “predecessor plans” and rollover contributions from other 401(a) or individual retirement plan accounts. Such withdrawal must be at least $500 or, if less, the total value of the applicable account.
A participant may withdraw before-tax contributions (and earnings attributable thereto credited as of December 31, 1988) only on account of financial hardship resulting from (i) medical expenses as defined in section 213(d) of the IRC; (ii) educational expenses for the next twelve months of post-secondary education of the participant, or his or her spouse, children or dependents; (iii) foreclosure on or eviction from a primary residence; (iv) costs directly related to the purchase of a primary residence; (v) payments for burial or funeral expenses of the participant’s parent, spouse, children or eligible dependents; or (vi) expenses for the repair of casualty loss damages on a primary residence due to a catastrophic event as defined in section 165 of the IRC. A hardship withdrawal will be permitted if the Plan Administrator determines that (i) the withdrawal is on account of an immediate and heavy financial need of the participant and (ii) the withdrawal is necessary to satisfy such financial need.
While a participant is still employed by the Company, withdrawals of amounts attributable to Company contributions, and post-1988 earnings on participant before-tax contributions, are not permitted.
Loan Provision. The Plan includes an employee loan provision. Generally, at the time a loan is to be made, the amount of all loans to be outstanding may not exceed the lesser of (i) 50% of a participant’s Rollover Dollar Builder Account, After-Tax Rollover account and Salary Deferral Account less the amount of all loans outstanding at the time a new loan is made, or (ii) $50,000 less the highest balance of all loans outstanding during the prior twelve month period. Each loan bears interest at a rate determined in accordance with generally prevailing market conditions for similar types of loans plus 1%. The minimum loan amount is $1,000. The amount of the loan withdrawn from a participant’s account is allocated in proportion to the value of the participant’s salary deferral and rollover account balances in each investment fund. Repayments, including interest, are made in equal installments through payroll deductions and are allocated to participant accounts in accordance with current investment elections. No loan may have a final maturity in excess of five years except that, if the loan is used to purchase a principal residence for the participant, the loan may have a final maturity of up to ten years. No participant shall be permitted to have more than two loans outstanding at any one time.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Administrative Expenses. Administrative expenses of the Plan are chargeable to the Plan unless paid for by the Company. Other than the Plan fees described below, the Company paid for such expenses. Each active Plan account is assessed a quarterly $4.25 recordkeeping fee. This fee is automatically deducted in the month following the end of each quarter and remitted to FIRSCO. Loan administration fees are paid by Plan participants. Mutual fund expenses are paid to fund managers from mutual fund assets.
Plan Termination. Although it has not expressed any intent to do so, the Company has the right to terminate the Plan in whole or in part at any time for any reason. In the event of a complete or partial termination of the Plan, the affected participants will become fully vested in their account balances.
Plan Amendment. The Company may amend the Plan at any time for any reason by written action of its Board of Directors. Amendments required to comply with the IRC to maintain compliance with current laws or regulations, or to correct errors or omissions in the Plan document, however, may be made by the AmeriGas Propane, Inc. Benefits Committee without Board approval.
Voting Rights of UGI Common Stock Fund Participants. A participant has the right to instruct the trustee of the Plan how to vote, at each meeting of shareholders, all shares of UGI Corporation Common Stock (including fractional shares) represented by the value of the participant’s interest in the UGI Common Stock Fund. A participant also has the right to direct the trustee of the Plan whether or not to tender shares in response to a tender offer.
2. Accounting Policies
Use of Estimates and Basis of Accounting. The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.
Investment Valuation and Income Recognition. The Statements of Net Assets Available for Benefits reflect the Plan’s investments at their fair values except for the Plan’s investment in the Vanguard Retirement Savings Trust III (a common collective trust fund investment) which is stated at its fair value and adjusted to contract value (as further described below). As reported by Fidelity Management Trust Company, the Plan’s investments in registered investment company mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Shares of UGI Common Stock, which are traded on a national securities exchange, are included in the UGI Common Stock Fund at fair value based upon quoted market prices. Fidelity Brokerage Link accounts are reflected at their fair value of associated investments, based upon quoted market prices, held by the Plan participants in their individual self-directed brokerage accounts.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The Statement of Net Assets Available for Benefits reflects the Plan’s interest in the Vanguard Retirement Savings Trust III at fair value, determined by discounting the related cash flows based upon current yields of similar instruments with comparable duration. Such amounts are then adjusted to contract value because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The interest in the Vanguard Retirement Savings Trust III is included in the Statements of Changes in Net Assets Available for Benefits on a contract basis.
Dividend income is recorded on the record date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade date basis.
The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments that consists of realized gains or losses and unrealized appreciation (depreciation) in the fair value of those investments.
Distributions are made to Plan participants based upon the fair value of each participant’s investment account (except for investments of the Vanguard Retirement Savings Trust III for which distributions are based upon contract value, and except for distributions from the UGI Common Stock Fund, to the extent not all shares are sold on the same date) as of the dates of distribution. Distributions to participants are recorded when paid.
Transfers of participant balances represent amounts transferred to or from the UGI Utilities, Inc. Savings Plan, which is an affiliated plan.
Notes Receivable from Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable is recorded when earned. No allowances for credit losses have been recorded at as of December 31, 2010 or 2009. See Note 4 below.
Fair Value Measurements. The Plan performs fair value measurements in accordance with Financial Accounting Standards Board’s (“FASB’s”) Accounting Standards Codification (“ASC”) 820 (“ASC 820”), Fair Value Measurements and Disclosures. Refer to Note 5 for the fair value measurement disclosures associated with the Plan’s investments.
Risks and Uncertainties. The investments of the separate investment funds are subject to various risks including interest rate, market and credit risk. The degree and concentration of these risks vary by fund. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with the separate investment funds, it is reasonably possible that changes in risk in the near term could materially affect participants’ account balances in the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
3. Trust Investments
The components of trust investments by fund at December 31, 2010 and 2009 are as follows:

	December 31,
	2010		2009
Mutual Funds:
Fidelity U.S. Bond Index Fund (shares — 1,163,253 and 1,140,898, respectively)	$13,179,662	*	$12,618,334	*

Fidelity Equity Income Fund (shares — 382,780 and 408,187, respectively)	16,941,823	*	15,976,447	*

Fidelity Magellan Fund (shares — 338,220 and 361,473, respectively)	24,240,223	*	23,249,943	*

Fidelity Growth Company Fund (shares — 165,004 and 180,138, respectively)	13,720,110	*	12,425,898	*

Vanguard Institutional Index Fund (shares — 132,023 and 130,123, respectively)	15,183,919	*	13,269,921	*

Vanguard Prime Money Market Fund (shares — 19,949,051 and 21,709,071, respectively)	19,949,051	*	21,709,071	*

Vanguard Target Retirement Income Fund (shares — 100,634 and 69,943, respectively)	1,135,146		740,693

Vanguard Target Retirement 2005 Fund (shares — 193,752 and 215,181, respectively)	2,272,709		2,362,691

Vanguard Target Retirement 2010 Fund (shares — 122,109 and 132,902, respectively)	2,724,254		2,727,153

Vanguard Target Retirement 2015 Fund (shares — 1,232,430 and 1,119,446, respectively)	15,306,781	*	12,660,939	*

Vanguard Target Retirement 2020 Fund (shares — 316,928 and 231,522, respectively)	7,004,110		4,621,175

Vanguard Target Retirement 2025 Fund (shares — 1,372,153 and 1,266,629, respectively)	17,316,574	*	14,338,246	*

Vanguard Target Retirement 2030 Fund (shares — 198,448 and 157,719, respectively)	4,302,355		3,045,555

Vanguard Target Retirement 2035 Fund (shares — 664,233 and 573,210, respectively)	8,694,806		6,660,698

Vanguard Target Retirement 2040 Fund (shares — 112,720 and 86,915, respectively)	2,423,482		1,655,732

Vanguard Target Retirement 2045 Fund (shares — 254,015 and 213,768, respectively)	3,429,205		2,569,495

Vanguard Target Retirement 2050 Fund (shares — 29,239 and 19,310, respectively)	625,722		369,017

Vanguard Extended Market Index Fund (shares — 214,852 and 219,840, respectively)	8,866,928		7,184,375

Fidelity Spartan International Index Fund (shares — 180,774 and 185,246, respectively)	6,357,809		6,196,488

Assets in Fidelity Brokerage Link Account — various investments include registered investment companies funds, money market funds and cash	2,019,561		2,522,557

Common Collective Trust:
Vanguard Retirement Savings Trust III (shares — 19,747,835 and 20,277,714, respectively)	20,643,863	*	20,747,083	*

UGI Common Stock Fund:
UGI Corporation Unitized Stock Fund (units — 597,843 and 599,884, respectively)	23,602,844	*	18,266,466	*
Dividends receivable	179,515		147,918

	23,782,359		18,414,384

Total trust investments — fair value	$230,120,452		$206,065,895

Total trust investments — cost	$213,960,102		$212,624,071

*	Investment represents five percent or more of net assets available for benefits.
The net appreciation (depreciation) in fair value of investments during the years ended December 31, 2010 and 2009 by major investment category follows:

	Year Ended December 31,
	2010	2009

Registered investment company funds	$16,820,929	$27,255,804
UGI Common Stock Fund	5,347,739	(109,614)
Other	276,648	493,694

Total net appreciation in fair value	$22,445,316	$27,639,884

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The UGI Corporation Stock Fund invests principally in shares of UGI Corporation Common Stock. Participants in the fund do not individually own specific shares of UGI Corporation Common Stock but rather own units in the fund that invests in such shares and temporary cash investments. The value of a unit in the UGI Common Stock Fund was initially set at $10.00 and is recalculated daily by dividing the fair value of the fund’s assets (comprising shares of UGI Corporation Common Stock and temporary cash investments) by the total number of units outstanding. Generally, participant requests to redeem units from the UGI Common Stock Fund are processed on the day received if such requests are received by Fidelity before the close of the New York Stock Exchange and provided that there are sufficient short-term investments in the fund for liquidity. In such case, the participant will receive the net asset value, or closing price for the units, calculated using the closing price for UGI Corporation Common Stock on the New York Stock Exchange for that day. However, on days of unusually heavy requests for sale, the UGI Common Stock Fund may not have sufficient short-term investments for liquidity. In such case, requests to sell units received before the close of the New York Stock Exchange may not be processed on that day at that date’s closing price but may be suspended until sufficient liquidity is restored. Units will be redeemed generally on a first-in, first-out basis at the closing price for the processing date. Loans, withdrawals and distributions from the UGI Common Stock Fund will be given priority over exchanges with other funds.
During the 2010 and 2009 Plan Years, the Plan purchased, at market prices, 72,974 and 82,138 shares of UGI Corporation Common Stock directly from UGI Corporation for $1,998,735 and $2,010,344, respectively.
4. Newly Adopted Accounting Standards and Accounting Standards Not Yet Adopted
In September 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-25, Plan Accounting — Defined Contribution Pension Plans (“ASU 2010-25”) to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans. This standard requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 31, 2010 and is applied retrospectively to all periods presented. Early adoption is permitted. The Plan adopted ASU 2010-25 in the year ending December 31, 2010. The adoption of this standard did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) — Fair Value Measurements and Disclosures (“ASU 2010-06”) to require additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and transfers among Levels 1, 2 and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 5 below. The Plan adopted ASU 2010-06 in the year ending December 31, 2010 except for certain provisions regarding purchases, sales, issuances and settlements of activity in the roll forward of activity in Level 3 fair value measurements that will be effective in the year ending December 31, 2011. The partial adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits, changes in net assets available for benefits or related disclosures.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
5. Fair Value Measurement
The Plan performs fair value measurements in accordance with ASC 820. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. ASC 820 clarifies that the fair value should be based upon assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and risks inherent in valuation techniques and inputs to valuations. When determining fair value measurements, the Plan considers the principal or most advantageous market for the asset or liability and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.
ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:
•	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access;
•
Level 2 — inputs other than quoted prices included in Level 1 that are either directly or indirectly observable, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data by correlation or by other means;

•	Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The following table presents the Plan’s investments that are measured at fair value on a recurring basis, for each hierarchy level, as of December 31, 2010 and 2009:
December 31, 2010

	Fair Value Measurement
	Level 1	Level 2	Level 3	Total
Registered investment company mutual funds	$165,745,179	$—	$—	$165,745,179
Money market mutual fund	19,949,051	—	—	19,949,051
UGI Common Stock fund	23,782,359	—	—	23,782,359
Common collective trust	—	20,643,863	—	20,643,863

Total investments measured at fair value	$209,476,589	$20,643,863	$—	$230,120,452

December 31, 2009

	Fair Value Measurement
	Level 1	Level 2	Level 3	Total
Registered investment company mutual funds	$145,195,357	$—	$—	$145,195,357
Money market mutual fund	21,709,071	—	—	21,709,071
UGI Common Stock fund	18,414,384	—	—	18,414,384
Common collective trust	—	20,747,083	—	20,747,083

Total investments measured at fair value	$185,318,812	$20,747,083	$—	$206,065,895

The Plan’s valuation methodology used to measure the fair values of registered investment company mutual funds (including mutual funds in the Brokerage Link accounts), the Vanguard Prime Money Market Fund and the UGI Common Stock Fund were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure fair value of the common collective trust fund are included in Note 2.
6. Federal Income Tax Status
On December 6, 2002, the Internal Revenue Service issued a favorable determination letter concerning the qualified status of the Plan in effect as of November 27, 2002 under Section 401(a) of the IRC. The Plan has since been amended. In compliance with the Pension Protection Act of 2006, which requires plans to submit an application for determination letter every five years, on January 29, 2010 the Plan submitted a new application with the Internal Revenue Service. As of the date of these financial statements, a determination letter has not yet been received from the Internal Revenue Service.
The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No U.S. income taxes are required to be paid by the trust created under the Plan (the Trust) and participants are not taxed on Company contributions to the Trust or income earned by the Trust. When a participant, or his or her beneficiary or estate, receives a distribution under the Plan, the taxability of the value of such distribution depends on the form and time of payment.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
EIN # 23-2786294, PLAN # 002
Schedule H, Line 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	December 31, 2010
	Number of
	Shares or
	Principal			Current
Name of Issuer and Title of Issue	Amount		Cost	Value

Mutual Funds:
Fidelity U.S. Bond Index Fund (1) (2)	1,163,253	shrs	$12,812,460	$13,179,662
Fidelity Equity Income Fund (1) (2)	382,780	shrs	17,444,437	16,941,823
Fidelity Magellan Fund (1) (2)	338,220	shrs	28,768,368	24,240,223
Fidelity Growth Company Fund (1) (2)	165,004	shrs	10,270,284	13,720,110
Vanguard Institutional Index Fund (1)	132,023	shrs	14,337,295	15,183,919
Vanguard Prime Money Market Fund (1)	19,949,051	shrs	19,949,051	19,949,051
Vanguard Target Retirement Income Fund	100,634	shrs	1,084,049	1,135,146
Vanguard Target Retirement 2005 Fund	193,752	shrs	2,114,516	2,272,709
Vanguard Target Retirement 2010 Fund	122,109	shrs	2,439,758	2,724,254
Vanguard Target Retirement 2015 Fund (1)	1,232,430	shrs	14,163,945	15,306,781
Vanguard Target Retirement 2020 Fund	316,928	shrs	6,305,648	7,004,110
Vanguard Target Retirement 2025 Fund (1)	1,372,153	shrs	15,845,833	17,316,574
Vanguard Target Retirement 2030 Fund	198,448	shrs	3,868,700	4,302,355
Vanguard Target Retirement 2035 Fund	664,233	shrs	7,890,699	8,694,806
Vanguard Target Retirement 2040 Fund	112,720	shrs	2,154,005	2,423,482
Vanguard Target Retirement 2045 Fund	254,015	shrs	3,115,310	3,429,205
Vanguard Target Retirement 2050 Fund	29,239	shrs	551,464	625,722
Vanguard Extended Market Index Fund	214,852	shrs	6,993,822	8,866,928
Fidelity Spartan International Index Fund (2)	180,774	shrs	6,285,829	6,357,809

Total Mutual Funds			176,395,473	183,674,669

Assets in Fidelity Brokerage Link Accounts (2)	Various investments include registered investment companies funds, money market funds and cash		1,977,958	2,019,561

Common Collective Trust:

Vanguard Retirement Savings Trust III (1) (4)	19,747,835	shrs	19,747,835	19,747,835

UGI Common Stock Fund (1) (2):
UGI Corporation Unitized Stock Fund	597,843	units	15,659,321	23,602,844
Dividends receivable	$179,515		179,515	179,515

			15,838,836	23,782,359

Participant Loans
Loan principal outstanding (4.25% – 10.0%) (2) (3)			6,531,003	6,531,003

Total — all funds			$220,491,105	$235,755,427

(1)	Investment represents 5% or more of the net assets available for benefits.

(2)	Party in interest.

(3)	Range of interest rates for loans outstanding as of December 31, 2010.

(4)	Contract value.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AmeriGas Propane, Inc. Savings Plan
Date June 22, 2011	By:	/s/ Carol A. Guinan
		Name:	Carol A. Guinan
		Title:	Director of Benefits of AmeriGas Propane, Inc.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Morison Cogen LLP